SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                  Report on Form 6-K for the month of May 2002

                                Nokia Corporation
                                   Nokia House
                                Keilalahdentie 4
                                   02150 Espoo
                                     Finland

          (Name and address of registrant's principal executive office)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F    X      Form 40-F
                    -----               -----

         Enclosures:

1.       Nokia warrants exercised for share subscription (May 23, 2002);
2. Nokia and Nordea are piloting the wireless delivery of banking and stock exchange services by means of dual chip identification (May 23, 2002);
3.       Nokia Makes Investment In Redback Networks (May 22, 2002);
4. Nokia and Siemens to Collaborate on Mobile Software, Application Development and Implementation based on Open and Common Standards (May 16, 2002);
5. Nokia proves its technology leadership by successfully carrying out Asia's first MMS roaming and interworking over GPRS with leading Chinese operators (May 14, 2002);
6. Nokia advocates industry-wide commitment to 5% cumulative IPR royalty for WCDMA (May 8, 2002);
7. Nokia wins over 50 million USD GSM network expansion deal from AIS of Thailand (May 2, 2002).

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[NOKIA LOGO]                                          PRESS RELEASE


                                                      May 23, 2002

Nokia warrants exercised for share subscription

A total of 2,232,584 Nokia shares were subscribed for after the increase in the share capital registered on April 25, 2002. The shares were subscribed for with the warrants under the Nokia Stock Option Plans issued to the key personnel of Nokia. With the A, B and C warrants of the Nokia Stock Option Plan 1997, a total of 2,229,584 shares were subscribed for and with the A warrants of the Nokia Stock Option Plan 1999, a total of 3,000 shares. The Stock Option Plans were approved by the Annual General Meetings of March 25, 1997 and March 17, 1999, respectively.

The corresponding increase in the share capital, in total EUR 133,955.04 has been registered in the Finnish Trade Register on May 23, 2002. As a result of the increase, the share capital of Nokia is currently EUR 285,087,100.14 and the total number of shares is 4,751,451,669. Nokia received as additional shareholders' equity a total of EUR 7,245,251.37.

The holders of the new shares are entitled to all shareholders' rights from the registration date May 23, 2002 including the right to dividend for the fiscal year 2002. The new shares will be listed on the Helsinki Exchanges together with the other shares on May 24, 2002. Listing of the shares will also be applied for on the Frankfurt, London, New York, Paris and Stockholm Stock Exchanges.

The subscription period for the A warrants of the Nokia Stock Option Plan 1997 began in December 1997, for the B warrants in November 1999 and for C warrants in November 2001 and for the A warrants of the Nokia Stock Option Plan 1999 in April 2001. The A, B and C warrants of the Nokia Stock Option Plan 1997 are listed on the Helsinki Exchanges as one security.

Further information:

Nokia Corporate Communications
Tel.  +358 7180 34459
Fax.  +358 7180 38226
Email communications.corporate@nokia.com

www.nokia.com

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[NOKIA LOGO]  [NORDEA LOGO]                           PRESS RELEASE


                                                      May 23, 2002

Nokia and Nordea are piloting the wireless delivery of banking and stock exchange services by means of dual chip identification

Nokia and Nordea have launched a pilot project in Finland to test the use of mobile chip identification in the delivery of banking services. The participants in the dual chip pilot have received a Nokia WAP mobile phone equipped with both a SIM card issued by the operator and a chip card issued by Nordea.

When customers want to use Nordea's banking and stock exchange services they log on and confirm orders by means of the chip card issued by Nordea. The WIM (Wireless Identity Module) included in the chip card makes it possible for users to identify themselves and supply digital signatures to confirm their transactions. Thus, there is no need for identification and confirmation list on paper, as at present.

"Nordea has long experience of electronic banking, and we are happy that we can draw on their expertise in joint projects to develop practical and functional solutions for the payment of transactions by mobile phone. The dual chip concept being tested in the pilot is one of those options for mobile payment which we are currently working on at Nokia and which we will support in our future products," said Martti Granberg, Director, Nokia Mobile Phones.

"The chip issued by the bank ensures that banking and financial transactions will be handled even more securely than normal, while wireless identification will make it easier to use the service," says Bo Harald, head of Electronic Banking at Nordea. "The chips issued by Nordea have undergone an extremely high level of safety certification, and the use of the WIM application will lead to very safe solutions because it uses chip-based secure identification and encryption. Dual chips will be increasingly useful in the future, when our customers begin to make larger purchases from wireless terminal devices. It also means that the phone bill needs to be differentiated from the purchases."

About Nokia
Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

About Nordea
Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through four business areas: Retail Banking, Corporate and Institutional Banking, Asset Management & Life, and General Insurance. The Nordea Group has nearly 11 million customers, 1,245 bank branches and 125 insurance service centers in 22 countries. The Nordea Group is a world leader in Internet banking, with 3 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Further information:

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Nokia Mobile Phones
Communications
Tel. +358 7180 08000
www.nokia.com

Nordea
Bo Harald, head of Electronic Banking, tel. +358 9 165 42256, +358 50 64101 Sirkka Wright, Electronic Banking Services, tel. +358 9 165 24950,
+358 50 350 9715
Liisa Laine, Media Relations, tel. +358 9 165 42655, +358 50 66839
Read more in press releases at www.nordea.com

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[NOKIA LOGO]                                          PRESS RELEASE

                                                      May 22, 2002


Nokia Makes Investment In Redback Networks

Agreements Include Equity Investment and Cooperation in Global Sales, Customer Service and Technology Development

HELSINKI, Finland and SAN JOSE, Calif. -- May 22, 2002 - Nokia Networks, the infrastructure arm of Nokia Corporation (NYSE: NOK), and Redback Networks Inc. (NASDAQ: RBAK), today announced strategic agreement to increase broadband solution sales and access to strategic customers. In addition, Nokia and Redback agree to cooperate on technology development and product solutions. Furthermore, Nokia takes a 10 percent stake of unregistered common stock in Redback with an option to purchase an additional amount from Redback to increase its ownership of Redback's outstanding common stock to less than 20 percent. The investment also comes with a Nokia seat on the board of directors of Redback Networks.

This agreement brings together two leaders in their respective markets to provide solutions that enable network operators and service providers to build multiservice broadband networks that deliver high value IP services.

Nokia and Redback will expand their existing commercial relationship to include global distribution of wireline intelligent edge and broadband access products. Redback Networks and Nokia's Broadband Systems Divisions' sales forces and channels will closely cooperate to target leading carriers and service providers.

"We are pleased to further strengthen our relationship with Redback, a recognized leader in subscriber management and IP technologies, and we believe the strength of our complementary technology cooperation and product solutions will bring significant advantages to our customers," said Ari Lehtoranta, Senior Vice President, Nokia Broadband Systems. "This cooperation and shared vision of the network evolution will deliver immediate benefits of an expanded product portfolio and integrated support services to customers of both Nokia and Redback."

"We are pleased to expand the scope of our relationship with Nokia at a time when new revenue generating services are crucial to the service provider business model," said Kevin DeNuccio, Redback's President and CEO. "Nokia's expertise in wireless IP networks and broadband access coupled with Redback's leading subscriber management and edge routing technology will enable faster delivery of services at the edge of the network."

Over the next several months, Nokia and Redback will be executing a number of joint technology cooperation initiatives. Immediate initiatives include linkages of products in the DSL and wireline intelligent edge market.

An audio conference call open to analysts and media will be held on Wednesday, May 22, 2002 at 7:00 a.m. PDT.
Participants may dial into the conference by calling:
Dial in  #(All): 719-457-2642
Replay Information:
Replay #: 719-457-0820

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Replay Pass code: 191021

About Nokia
Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

About Redback Networks Inc.
Redback Networks enables carriers and service providers to build profitable next-generation broadband networks. The company offers a strong product portfolio that includes industry-leading subscriber management and optical platforms, as well as a comprehensive set of network provisioning and management software.

Founded in 1996 and headquartered in San Jose, Calif., with sales and technical support centers located worldwide, Redback Networks maintains a growing and global customer base of more than 350 carriers and service providers, including major local exchange carriers (LEC), inter-exchange carriers (IXCs), PTTs and service providers. Recent news releases and other information can be found on Redback's web site at www.redback.com.

Further information:

Shailesh Shukla (Media)
Redback Networks
(408) 750 5012
shukla@redback.com

Dennis Wolf (Financial)
Redback Networks
(408) 750 5155
dwolf@redback.com

Arja Suominen
Nokia Networks
+358 500 402 698
nokia.networks@nokia.com

Megan Matthews
Nokia Inc.
+1 972 894 4267
communication.corp@nokia.com


REDBACK is a trademark registered at the U.S. Patent & Trademark Office and in other countries. All other products or services mentioned are the trademarks, service marks, registered trademarks or registered service marks of their respective owners.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding Redback Networks' expectations, beliefs, intentions or strategies regarding the future. Forward-looking statements include statements regarding future sales, sales distribution, product

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

enhancements, product offering, support services, delivery of services and future success of the strategic relationship. All forward-looking statements included in this document are based upon information available to Redback Networks as of the date hereof, and Redback Networks assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. Such risks include without limitation failure to achieve successful implementation of the strategic relationship and other risks relating to Redback Networks' business that are set forth in the documents filed by Redback Networks with the Securities and Exchange Commission, specifically the most recent report on Form 10-K, Form 10-Q, and the other reports filed from time to time with the Securities and Exchange Commission.

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[NOKIA LOGO]                                        PRESS RELEASE

[SIEMENS LOGO]

                                                    May 16, 2002


Nokia and Siemens to Collaborate on Mobile Software, Application Development and Implementation based on Open and Common Standards

Nokia and Siemens Information and Communication Mobile (Siemens IC Mobile) today announced that the companies have agreed on a framework of collaboration to create and drive the implementation of mobile terminal software based on open standards. Within this framework the companies will start to explore new opportunities to achieve maximum interoperability between mobile devices and applications, thus adding value for operators, developers, corporations and consumers. The companies intend to define and promote common functionality and features for different mobile terminal platform categories throughout the industry.

As the first steps in the collaboration, Nokia and Siemens have agreed to combine their efforts in mobile terminal software applications by providing common tools and by creating new market-making opportunities for developers. In addition, Siemens will license the Series 60 software platform and start to further develop the platform together with Nokia.

Nokia and Siemens are thus taking the first step to create and drive the market for mobile devices based on open standards. Both parties are committed to developing and implementing common software functions and features for mobile devices. Furthermore, the companies intend to increase and serve the developer community for mobile terminal software applications.

"Interoperability is the key for the future," says Peter Zapf, President of Mobile Phones within the Information and Communication Mobile Group. "In order to achieve consumer and operator acceptance, full interoperability between different devices, applications, services and networks has to be achieved. Siemens and Nokia will together drive the future of mobile communication and we invite other players in the market to join us."

"This announcement is significant for the entire mobile industry, as our collaboration with Siemens will create the first real manifestation of a vision for handset-vendor-independent and interoperable solutions based on open industry standards. This initiative will benefit developers and operators not only because of the common software design, but also through the combined ability that Nokia and Siemens will be able to provide in distributing the applications and tools," says Pertti Korhonen, Senior Vice President, Mobile Software, Nokia.

To further increase interoperability, the companies have also agreed to support and actively contribute to the work on key open standards and technologies in respective standardization and industry forums. In addition, the companies aim to identify new areas in which they can implement and promote open standards.

Together with Nokia, Siemens will implement the Series 60 software platform in Symbian OS-based smart phones. The companies will also work together on the future development of the Series 60.

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Thus, programming interfaces, that are necessary to develop applications and related tools, will be available to software developers worldwide on both companies' websites. As the programming interfaces will be the same, developers will enjoy significant benefits through easy access to both the Nokia and Siemens product platforms.

About Nokia
Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet, Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is one of the most broadly held companies in the world with listings on six major exchanges. www.nokia.com

About Siemens IC Mobile
The Siemens Information and Communication Mobile Group (IC Mobile) offers the complete range of mobile solutions including mobile devices, infrastructure and applications. Devices include mobile phones, wireless modules, mobile organizers and cordless phones as well as products for wireless home networks. The infrastructure portfolio includes GSM, GPRS and 3G mobile network technologies from base stations and switching systems to intelligent networks, e.g. for prepaid services. Mobile Applications cover end-to-end solutions for Messaging, Location Based Services or Mobile Payment. For the fiscal year 2001 (September
30), IC Mobile recorded sales of EUR 11.3 billion and employed 30,730 people worldwide. You can access further information about Siemens IC Mobile on the Internet at www.siemens.com

Note to the Editors:
A press conference by Nokia and Siemens will be held on May 16 at 10 am - 11 am BST (9-10 am CET) at Churchill Intercontinental Hotel, 30 Portman Square, London, W1A 4ZX. The press conference will be available as a live web cast both at www.nokia.com/press and at www.siemens-mobile.com/cooperation.

Further information:

NOKIA
Communications,
Mobile Software,
Nokia
Tel. +358 71800 8000
Email: nokia.mobile.phones@nokia.com

SIEMENS
Axel Heim (Press Spokesperson)
Tel. +49 (0) 89 636 41325
Fax +49 (0) 89 636 53484
Email: Axel.Heim@siemens.com

Siemens: Any statements in this document that are not historical facts are forward-looking statements that involve risks and uncertainties; the actual results may differ from the forward-looking statements. Siemens AG undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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[NOKIA LOGO]                                        PRESS RELEASE


                                                    May 14, 2002

Nokia proves its technology leadership by successfully carrying out Asia's first MMS roaming and interworking over GPRS with leading Chinese operators

Successful implementation and tests shows Nokia's MMS solution is ready

Nokia announced today that it has successfully carried out Asia's first multimedia messaging service (MMS) roaming and interworking over GPRS with leading Chinese operators. The Nokia multimedia messaging infrastructure solution was used to deliver multimedia messages between the GPRS networks of three operators using the Nokia 7650, the first MMS phone with a built-in digital camera.

The multimedia messages were sent last month between Beijing Mobile and Hong Kong CSL Limited, as well as between Fujian Mobile and Hong Kong CSL Limited, highlighting the interoperability of MMS between different operators.

Since the beginning of this year, Nokia has work closely with Chinese operators to develop MMS for China. Hong Kong CSL Limited recently launched Asia's first multimedia messaging service, implemented with the Nokia MMS solution. For the interoperability and roaming trials in China, platform implementation and testing with three operators were carried out in April, with successful multimedia messages being sent at the end of the month.

Nokia's state-of-the-art MMS solution will help leading Chinese operators to provide innovative services to their customers, allowing them to send and receive messages combining text, images, graphics, sound and ultimately video, in a single rich message. MMS is a key enabling technology for 2.5 G and 3 G application development, making it pivotal to Nokia's vision of the greater benefits for mobile subscribers in the future.

"Nokia is delighted to extend the cooperation relationship with the leading Chinese operators in providing new and enriched service to Chinese users. Meanwhile, Nokia is very proud to be the first in Asia to achieve success in this new area," said David Ho, Vice President of Nokia Networks China. "We strongly believe that MMS will play an important role in the operators' business in the future. Nokia is committed to bringing multimedia messaging to the market and thus help operators to offer enriched communication experience to all of our users," he adds.

Nokia is committed to long-term development and preferred partnership in China. With innovative technology, Nokia has continuously strengthened its market position in China as a leading supplier of mobile and broadband network systems and mobile phones. China is Nokia's second largest market. The company's investment in China has reached EUR 2 .3 billion. Nokia has established more than twenty offices, eight joint ventures and two R&D centers, with over 5,000 employees in China.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet,

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Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is one of the most broadly held companies in the world with listings on six major exchanges.

Further information:
Communications Department, Nokia Networks
Tel. + 358 (0) 7180 38195
E-mail nokia.networks@nokia.com

www.nokia.com

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[NOKIA LOGO]                                        PRESS RELEASE


                                                     May 8, 2002

Nokia advocates industry-wide commitment to 5% cumulative IPR royalty for WCDMA

Nokia sees 5% as the optimal cumulative royalty rate to encourage growth and innovation in the industry

Highlighting the fact that WCDMA technology has been adopted by the vast majority of mobile operators worldwide and is fast emerging as the global standard of choice for 3G, Nokia is advocating an industry-wide commitment that royalty rates for the 3G technology should not exceed 5% cumulatively. Under this proposal no manufacturer should pay more than 5% royalties covering all essential WCDMA patents from all patent holders.

With thousands of WCDMA base stations already deployed by network suppliers -- and more being installed every day -- Nokia sees the 3G market moving ahead with full speed and feels that setting a target for cumulative royalty rates for WCDMA patents at 5% will further promote the growth of the mobile industry, support sustainable competitive business opportunities, and usher in a new and exciting era of mobile services and applications.

"We believe that it is of utmost importance for the mobile communication industry that the cumulative royalty cost of WCDMA is maintained at a healthy level, that is, at a maximum of five percent," says Dr. JT Bergqvist, Senior Vice President, Nokia Networks. "In our opinion, this is the level of royalties that encourages greater growth and innovation in the industry."

Nokia is the number one IPR holder in the WCDMA standard and technology, with more than 25% of the essential patents registered so far with the European Telecommunications Standards Institute (ETSI), Association of Radio Industries and Businesses (ARIB), and Telecommunications Technology Committee (TTC) standardization bodies. Nokia is committed to licensing its essential patents under fair, reasonable and non-discriminatory terms, subject to reciprocity.

With licensing arrangements already in place with several major companies, Nokia is continuing active discussions with a number of parties with the aim of reaching reasonable and sustainable license arrangements. Nokia's position and belief is that proposed five percent cumulative royalty level has been well received and supported by most major vendors and operators. Because the 5% cumulative royalty will make WCDMA technology very competitive also from the IPR point of view, it keeps the standard open for all contributing companies to join.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet, Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is one of the most broadly held companies in the world with listings on six major exchanges.

Further information:
Communications Department, Nokia Networks


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Tel. + 358 (0) 7180 38193
E-mail nokia.networks@nokia.com
www.nokia.com

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[NOKIA LOGO]                                        PRESS RELEASE


                                                    May 2, 2002

Nokia wins over 50 million USD GSM network expansion deal from AIS of Thailand

Nokia and Advanced Info Service Plc (AIS), one of Thailand's leading mobile phone service operators, have signed a deal worth over 50 million USD to expand AIS's GSM network. Under the agreement, Nokia will supply to AIS GSM radio and core network equipment, including Nokia UltraSite base stations, base station controller upgrades, and a mobile switching center that includes packet-switching support for GPRS service. An industry-leading product, the Nokia UltraSite base station supports High Speed Data, GPRS, as well as EDGE and WCDMA 3G technologies.

In addition to equipment, Nokia will provide its Network Deployment Package including network planning, project management, site construction, implementation and integration services for fast network ramp-up. Deliveries have already commenced and are expected to be concluded in May.

This new expansion will enhance AIS's network coverage and capacity to better answer the increasing demand for voice and data services in its GSM network and support evolution to the Mobile Internet era.

"We selected Nokia for this network expansion because we have strong confidence in Nokia's technology and professional supporting services," says Wichian Mektrakarn, Vice President of Engineering, AIS. "Nokia's leading-edge products and services will enable us to realize our commitment to offering the best services that best answer our subscribers' needs. This agreement also demonstrates our commitment to our partners who have been working with us for a long time."

"We are very pleased to continue and further expand our long-term cooperation with AIS," says Pekka Mielonen, Director Customer Operations, Nokia Thailand. "Our world-leading GSM system equipment, complemented by value-adding service support, will provide AIS with a solution that supports evolution to 3G technologies and services, such as EDGE and WCDMA, while immediately improving the quality and coverage of AIS's existing voice and GPRS-based data services nationwide."

Advanced Info Service Plc. or AIS is the largest mobile phone operator in Thailand with over 7 million subscribers. AIS strongly believe that wireless communications will bring changes to the lives of the Thai people in the way they lead their lives, regardless of who they are and what they do. With the existence of endless communications possibilities, the quality of life is better.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

Further information:

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Communications Department, Nokia Networks
Tel. + 358 (0) 7180 38195
E-mail nokia.networks@nokia.com
www.nokia.com

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                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: June 5, 2002                    Nokia Corporation



                                      By:  /s/ Ursula Ranin
                                          --------------------------------------
                                          Name:  Ursula Ranin
                                          Title: Vice President, General Counsel

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